UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

807864103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,487,887
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,487,887
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 807864103	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,487,887
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,487,887
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 807864103	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,487,887
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,487,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 807864103	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,487,887
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,487,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 807864103	Page 6 of 10 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of School Specialty, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is W6316 Design Drive, Greenville, Wisconsin 54942.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated November 16, 2017, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company, which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

CUSIP No. 807864103	Page 7 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 1,487,887 shares of Common Stock for $24,654,769.24 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock in the Reporting Persons’ ordinary course of business based on their belief that the Common Stock represents an attractive investment opportunity. This belief is based on the Reporting Persons’ assessment that the Issuer is pursuing a thoughtful strategy, the high quality of the management team leading the Issuer, and the success this team has demonstrated to date. In particular, the Reporting Persons believe that a successful “uplisting” to a major exchange as part of a general plan to improve the liquidity and profile of the Issuer should be a positive catalyst for the price of the Common Stock. The Reporting Persons have extensive experience as investors in public companies of the Issuer’s size, and include former senior equity capital markets professionals with major investment banks. Accordingly, and commensurate with the Reporting Persons’ share ownership, the Reporting Persons intend to request that the Issuer’s board of directors appoint a single director nominated by the Fund so that such person can assist the Issuer in the execution of its strategy.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

CUSIP No. 807864103	Page 8 of 10 Pages

The Reporting Persons intend to continuously review their options but, except as set forth above, do not have at this time any other specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,000,000 shares of the Common Stock issued and outstanding as of November 8, 2017, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2017. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 16, 2017, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,487,887 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,487,887 shares of Common Stock, or approximately 21.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,487,887 shares of Common Stock, or approximately 21.3% of the outstanding shares of Common Stock.

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from September 17, 2017 (the date 60 days prior to the filing of this Schedule 13D) to November 16, 2017:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
11/8/2017	850,000	$16.55
11/14/2017	518,964	$16.55

CUSIP No. 807864103	Page 9 of 10 Pages

The above listed transactions were conducted in the ordinary course of business on the open market for cash. The purchase prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated as of November 16, 2017.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated November 16, 2017.

Exhibit 3	Confirming Statement of Scott P. Scharfman dated November 16, 2017.

[signature pages follow]

CUSIP No. 807864103	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 16, 2017

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch Management Committee Director and Chairman

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman